                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                         Commission File Number: 0-22346


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X       Form 40-F
                                   ---                ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No  X
                               ---               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________
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                                  EXHIBIT LIST

                                                                              Sequential
Exhibit    Description                                                       Page Number
-------    -----------                                                       -----------
 99.1      Notice, dated May 20, 2003, and Management Proxy Circular,              4
           dated May 16, 2003, in connection with the Annual and Special
           Meeting of Shareholders to be held on June 25, 2003

 99.2      Form of Proxy                                                          34

 99.3      Press release regarding extension of issuer bid expiry date            35

 99.4      Material Change Report, dated May 28, 2003                             36


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 28, 2003

                               HOLLINGER INC.


                               By:  /s/ Charles G. Cowan, Q.C.
                                    --------------------------------------
                                    Name and Title: Charles G. Cowan, Q.C.
                                                    Vice-President and Secretary


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